UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 23, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 22, 2013, announcing STMicroelectronics’ 2013 first quarter financial results.

PR No. C2714C

STMicroelectronics
Reports 2013 First Quarter Financial Results

•	First quarter net revenues $2.01 billion, gross margin 31.3%; in line with guidance
•	ST revenues excluding ST-Ericsson decreased 3% sequentially, better than normal seasonality

•	Signed agreement with Ericsson to exit the ST-Ericsson joint venture

Geneva, April 22, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the first quarter ending March 30, 2013.

Effective January 1, 2013, the segment reporting of ST’s results reflects the new strategy announced on December 10, 2012: Sense & Power and Automotive Products (SPA) and Embedded Processing Solutions (EPS).

First quarter net revenues totaled $2.01 billion and gross margin was 31.3%. Net loss attributable to ST was $171 million, mainly due to the 50% share in ST-Ericsson operating loss and restructuring costs.

“First quarter sales and gross margin results were in line with the mid-point of our guidance,” said ST President and CEO Carlo Bozotti. “Importantly, excluding ST-Ericsson, our businesses delivered revenues better than normal seasonality despite the ongoing soft macro-economic environment, due to the strong performance of Microcontrollers, Power and Smart Power for industrial and automotive. We also achieved key design wins with leading customers for 28nm FD-SOI technology products and home-gateway applications.

“We continued to maintain a strong net financial position in the quarter, while using some of our available cash to repay at maturity our outstanding 2013 Senior bonds. We have signed an agreement with Ericsson to split up the ST-Ericsson joint venture. We have also begun to advance towards our first quarter 2014 net operating expense goal, significantly reducing operating costs in the quarter.”

Summary Financial Highlights

U.S. GAAP (Million US$)	Q1 2013	Q4 2012	Q1 2012
Net Revenues (a)	2,009	2,162	2,017
Gross Margin	31.3%	32.3%	29.6%
Operating Income (Loss), as reported	(281)	(730)	(352)
Net Income (Loss) attributable to parent company	(171)	(428)	(176)
(a) Net revenues include sales recorded by ST-Ericsson as consolidated by ST

Non-U.S. GAAP* Before impairment, restructuring and one-time items (Million US$)	Q1 2013	Q4 2012	Q1 2012
Operating Income (Loss)	(180)	(142)	(280)
Operating Margin	(8.9%)	(6.5%)	(13.9%)
Operating Margin – Attributable to ST	(5.3%)	(3.3%)	(6.5%)

ST-Ericsson Information

As announced on March 18, 2013, ST and Ericsson have agreed to the transfer of certain ST-Ericsson employees and assets to the respective parent companies and to the wind-down of the remaining joint venture. The formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals. As agreed, from March 2, 2013 and until completion of the wind-down, Ericsson is assuming the funding of the LTE Modem business, and ST is assuming the funding of the existing products and related business as well as certain assembly and test facilities. Both shareholders are assuming equal funding of the wind-down related activities.

As previously disclosed, ST has estimated its total cash costs, including covering ST-Ericsson’s ongoing operations during the transition period and restructuring costs related to the ST-Ericsson wind-down, at between $350 million and $450 million of which, during the 2013 first quarter, ST funded $83 million under the ST-Ericsson parent facility.

ST-Ericsson’s net revenues in the first quarter of 2013 decreased 28% sequentially to $256 million reflecting, as anticipated, the drop of sales of legacy products to its prior larger customer, seasonal factors, no revenues from licensing and softer market conditions. ST-Ericsson’s operating loss, excluding amortization of acquisition-related intangibles and restructuring charges was $158 million in the first quarter of 2013, compared to a loss of $133 million and $297 million in the prior and year ago quarter, respectively

First Quarter Review

ST’s first quarter revenues, excluding the Wireless product line, increased 1.3% year-over-year, and decreased 3.4% on a sequential basis, reflecting better than normal seasonality. Overall, net revenues decreased 0.4% and 7.1% on a year-over-year and sequential basis, respectively.

EMEA led all regions with 0.2% sequential revenue growth while the Americas decreased by 3.3% and Japan & Korea were lower by 5.1%. Greater China & South Asia revenues decreased 13.2% driven by business dynamics at certain key global accounts.

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(*)Operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items and operating margin before impairment, restructuring and one-time items attributable to ST are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and reconciliation to U.S. GAAP.

First quarter gross profit was $628 million and gross margin was 31.3%. On a year-over-year basis, gross profit increased 5.4% and gross margin improved 170 basis points. On a sequential basis, gross margin declined 100 basis points and was in line with expectations, reflecting no revenues from licensing at ST-Ericsson and the usual negative price pressure we experience at the beginning of the year, offset in part by lower unsaturation charges.

R&D expenses were $533 million and declined by 16% on a year over year basis period. On a sequential basis, R&D expenses decreased $52 million or 9% compared to the prior quarter, benefiting principally from the ongoing restructuring initiatives at ST-Ericsson as well as, starting March 2, 2013, the charge back to Ericsson of the LTE Modem expenses of $29 million.

SG&A expenses totaled $279 million in the first quarter, a reduction of 10% compared to the year-ago period mainly due to cost reduction initiatives. On a sequential basis, SG&A expenses decreased by 4% mainly due to seasonality.

Impairment, restructuring and other related closure costs for the first quarter were $101 million, of which $87 million were related to ST-Ericsson. Furthermore, ST recorded a charge of $8 million as loss on equity-method investments related to ST-Ericsson JVD, which is accounted for under the equity-method, primarily due to additional restructuring charges.

Operating margin before impairment, restructuring and one-time items attributable to ST was a negative 5.3% in the 2013 first quarter compared to negative 3.3% in the prior quarter.*

In the first quarter of 2013, net loss attributable to non-controlling interest was $126 million, which mainly included the 50% owned by Ericsson in the ST-Ericsson joint venture, as consolidated by ST. In the fourth quarter of 2012, the corresponding amount was $361 million.

First quarter net loss was $171 million or $(0.19) per share, compared to a net loss of $(0.48) and $(0.20) per share in the prior and year-ago quarters, respectively. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP net loss per share of $(0.13) in the first quarter, excluding impairment and restructuring charges and one-time items, compared to a net loss of $(0.11) and $(0.14) per share in the prior and year-ago quarters, respectively.*

For the first quarter of 2013, the effective average exchange rate for the Company was approximately $1.31 to €1.00 compared to $1.30 to €1.00 for the fourth quarter of 2012 and $1.33 to €1.00 for the first quarter of 2012.

Net Revenues by Market Channel

Net Revenues By Market Channel (%)	Q1 2013	Q4 2012	Q1 2012
Total OEM	75%	77%	79%
Distribution	25%	23%	21%

Revenues and Operating Results by ST Product Segment

Effective January 1, 2013, the segment reporting of ST’s results reflects the new strategy announced on December 10, 2012:

•	Sense & Power and Automotive Products (SPA), including Analog and MEMS (AMS), Automotive (APG), Industrial and Power Discrete (IPD) and Other SPA; and
•
Embedded Processing Solutions (EPS), comprised of Digital Convergence Group (DCG), Microcontrollers, Memory and Security (MMS), Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP), Wireless (WPS) and Other EPS.

-----
(*)Operating margin before impairment, restructuring and one-time items attributable to ST and adjusted net earnings (loss) per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

As a result of the transition to the new strategy, Wireless, which is largely related to ST-Ericsson as consolidated by ST, is included in ST’s new Embedded Processing Solutions product segment. ST has provided historical quarterly information by Product Segment on page 6 of this press release.

Operating Segment (Million US$)	Q1 2013 Net Revenues	Q1 2013 Operating Income (Loss)	Q4 2012 Net Revenues	Q4 2012 Operating Income (Loss)	Q1 2012 Net Revenues	Q1 2012 Operating Income (Loss)
Sense & Power and Automotive Products (SPA)	1,127	58	1,184	106	1,107	93
Embedded Processing Solutions including Wireless (EPS)(a)	867	(210)	964	(182)	901	(294)
Others (b)(c)	15	(129)	14	(654)	9	(151)
TOTAL	2,009	(281)	2,162	(730)	2,017	(352)

 (a) Embedded Processing Solutions includes the Wireless product line which includes a portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, NXP arbitration award and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $24 million, $66 million and $71 million of unused capacity charges in the first quarter of 2013 and fourth and first quarters of 2012, respectively; and $101 million, $588 million and $18 million of impairment, restructuring charges and other related closure costs in the first quarter of 2013 and fourth and first quarters of 2012, respectively.

Sense & Power and Automotive Products (SPA) first quarter net revenues decreased 4.8% sequentially, mainly due to, as expected, lower sales of MEMS products partially offset by growth in Automotive and Industrial & Power Discrete products. SPA revenues increased 1.8% compared to the year-ago quarter driven by growth in MEMS and Industrial & Power Discrete products partially offset by a decrease in Automotive. SPA operating margin was 5.1% in the 2013 first quarter compared to 9.0% and 8.4% in the prior and year-ago quarter, respectively.

Embedded Processing Solutions (EPS) first quarter net revenues decreased 10.0% sequentially due to a significant decrease in Wireless and Imaging revenues related to the usual seasonal effect partially offset by growth of Microcontrollers and Digital Convergence products. EPS segment revenues decreased 3.8% compared to the year-ago quarter due to a decrease in Wireless and Imaging related to certain wireless customers partially offset by growth in Microcontrollers and Digital Convergence products. EPS segment operating margin was negative 24.2% in the 2013 first quarter, compared to negative 18.9% and negative 32.6% in the prior and year-ago quarter, respectively.

Cash Flow and Balance Sheet Highlights

Free cash flow was negative $65 million in the first quarter, principally related to ST-Ericsson, compared to positive $145 million in the prior quarter.*

Capital expenditure payments, net of proceeds from sales, were $111 million during the first quarter of 2013 compared to $78 million in the prior quarter.

Inventory decreased by $47 million to $1.31 billion at quarter end. Inventory in the first quarter of 2013 was at 4.2 turns or 86 days, compared to the year-ago period of 3.8 turns or 95 days.

In the first quarter, the Company paid $455 million to redeem the entire residual outstanding 2013 Senior bonds at maturity and paid to shareholders quarterly cash dividends of $89 million.
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(*)Free cash flow is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

ST continued to maintain a strong net financial position* with a net cash position of $1.10 billion, as adjusted taking into account the $83 million of ST-Ericsson’s debt to our joint venture partner, at March 30, 2013 compared to $1.19 billion at December 31, 2012. ST’s financial resources equaled $1.91 billion and total debt was $0.90 billion at March 30, 2013.* During the first quarter 2013, ST signed a new Euro 350 million loan, multi-currency agreement with the European Investment Bank which was undrawn as at March 30, 2013.

Total equity, including non-controlling interest, was $5.95 billion at quarter end.

Second Quarter 2013 Business Outlook

Mr. Bozotti stated, “While there is still a high level of market volatility and macro-economic uncertainties, bookings excluding Wireless, have continued to improve during the course of the first quarter. We are encouraged by this trend although we believe it is too early to assume this improvement is sustainable. In any case, we believe we are well positioned to outperform the market based on our new products within our five key growth drivers.

“Turning to the second quarter, in terms of revenue we expect broad-based growth in our businesses, excluding Wireless, driven by Imaging, Microcontrollers, Analog & MEMS products and leading again to better than seasonal revenue performance, with a sequential increase of about 7% at the midpoint. Including Wireless, we expect an overall revenue increase of about 3% at the midpoint of our guidance.

“We again expect significant reductions in operating expenses to be visible in the second quarter as we make continued progress towards the completion of the exit of the ST-Ericsson joint venture. In addition, we anticipate gross margin to benefit from improved fab loading and manufacturing performance during the second quarter.”

The Company expects second quarter 2013 revenues to grow sequentially in the range of about +3%, plus or minus 3.5 percentage points. Gross margin in the second quarter is expected to be about 32.7%, plus or minus 2.0 percentage points, and assumes an improvement from the first quarter amount from fab loading and manufacturing performance.

This outlook is based on an assumed effective currency exchange rate of approximately $1.29 = €1.00 for the 2013 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 29, 2013.

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 (*)Net financial position is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Key Summary Financial Information

Revenues (Million US$)	Q112	Q212	Q312	Q412	FY12	Q113
AMS	301	297	324	396	1,320	313
APG	391	404	391	368	1,554	385
IPD	415	455	459	420	1,747	429
Other SPA	-	-	1	-	1	-
SPA	1,107	1,156	1,175	1,184	4,622	1,127
DCG	208	229	234	217	888	225
IBP	128	124	85	100	437	83
MMS	275	284	296	293	1,147	299
WPS	290	344	359	351	1,345	260
Other EPS	-	-	6	3	9	-
EPS	901	981	980	964	3,826	867
Others	9	11	11	14	45	15
Total ST	2,017	2,148	2,166	2,162	8,493	2,009

Operating Income (Loss): (Million US$)	Q112	Q212	Q312	Q412	FY12	Q113
SPA	93	97	114	106	409	58
EPS	(294)	(233)	(175)	(182)	(883)	(210)
Others	(151)	(71)	(731)	(654)	(1,607)	(129)
Total ST	(352)	(207)	(792)	(730)	(2,081)	(281)

Recent Corporate Developments

•
On March 11, ST re-asserted its MEMS technology and patent leadership with the filing, by its U.S. subsidiary, STMicroelectronics, Inc., of a complaint with the United States International Trade Commission (ITC) requesting an investigation into the alleged infringement of five ST patents covering all of InvenSense, Inc.’s MEMS device offerings, as well as products from two of InvenSense’s customers, Black and Decker, Inc. and Roku, Inc. As part of the filing, ST requested that the ITC issue an order excluding InvenSense’s infringing gyroscopes and accelerometers, as well its customers’ products that include those InvenSense devices, from importation into the United States.

•	On March 18, STMicroelectronics and Ericsson announced an agreement on the way forward for their joint venture, ST-Ericsson, that maximizes their respective future prospects and growth plans.

The main steps agreed upon to split up the JV are the following:
o	Ericsson is taking on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode;
o	ST is taking on the existing ST-Ericsson products, other than LTE multimode thin modems, and related business as well as certain assembly and test facilities; and
o	The parent companies are starting the close down of the remaining parts of ST-Ericsson.

The companies have announced that the formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals. They have proposed that Ericsson will assume approximately 1,800 employees and contractors, with the largest concentrations in Sweden, Germany, India and China and also proposed that ST will assume approximately 950 employees, primarily in France and in Italy, to support ongoing business and new product development within ST.

The companies also announced that Carlo Ferro was appointed President and Chief Executive Officer of ST-Ericsson, effective April 1, succeeding Didier Lamouche who left to pursue outside opportunities. Ferro is leading the work in securing both business continuity of ST-Ericsson and effective completion of the transition phase.

•
On March 26, ST signed a new Euro 350 million loan agreement with the European Investment Bank (EIB). The facility, which has not yet been drawn by ST, is also available in the US$ equivalent amount and has an option for disbursement until September 2014 with final maturity eight years after disbursement. This new facility supports ST’s activities in R&D and innovation related to the design and realization of the next generation of technologies and electronic devices. Furthermore, on March 17, 2013, ST repaid with available cash the residual Euro 350 million floating-rate senior bonds outstanding with a principal amount of Euro 500 million at issuance.

Q1 2013 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Sense & Power and Automotive (SPA)

Analog & MEMS (AMS)
•     Continued to collect multiple design wins for the low-power Spirit1 radio to transmit sensor data in industrial applications.
•     Started production of a 6-axis MEMS device, with 100% market share in the flagship model of an Asian Smartphone manufacturer.
•     Started production of an Accelerometer for Airbag.
•     Began production of the Active Noise Cancelation chip developed with SoundChip for an important Asian gaming manufacturer.

Industrial and Power Discrete (IPD)
•     Secured wins with a major European consumer manufacturer for a high-voltage gate driver for washing-machine applications and for high-voltage converters to be used in coffee machines and washing machines for several major European manufacturers.
•     Achieved a major win with a top-tier Chinese networking manufacturer for resonant controllers for a telecom power application.
•     Earned design wins for electronic fuses with a major HDD manufacturer for a high-volume platform and for advanced point-of-load controllers with an important US computer manufacturer.
•     Ramping a new LED lighting platform for a major US LED manufacturer, a new printer device in the latest Bipolar-CMOS-DMOS smart-power (BCD8sp) technology for a major US manufacturer and the newest AMOLED driver for a market-leading Korean manufacturer.
•     Quickly scored design wins for the RF-antenna tuner solution presented during 2013 Mobile World Congress tradeshow with major mobile phone, tablet and platform makers.
•     Registered multiple wins for silicon-carbide power diodes in high-power server applications.
•     Landed multiple wins for intelligent power modules from home-appliance leaders in the US and Europe.
•     Earned big design wins for very-high-voltage super-junction MOSFETs with a European lighting leader and for high-voltage devices in Japan and Korea for Switched-Mode Power Supply, Gaming and LED applications.
•     Captured significant design wins for high-voltage IGBTs (Insulated-Gate Bipolar Transistors) in Induction Heating,  Inverter Drives, and Sewing Machines.
•     Started production of a new MOSFET series for the low-power LED market in China.
•     Ramped the STripFET VII DeepGATE technology program for a Server & Adapter market leader.

Automotive (APG)
•     Reinforced strong position in braking applications with the awarding of a chip for a next-generation anti-lock braking system with one of the major global Tier 1s.
•     Launched production of a Teseo II-based active GNSS antenna for navigation systems for a Japanese OEM and began production of an advanced telematics systems using the multi-constellation positioning capabilities of Teseo II for a major European car maker.
•     Cemented standing as the market leader with the landing of an award for an integrated parking-brake solution with the worldwide Tier 1 leader in braking.
•     Earned an award for a full chipset for a gasoline direct-injection engine controller with an important Chinese OEM and landed a win, the first resuting from a collaboration with a strategic Asian customer, for an injector driver for a gasoline direct-injection engine controller.
•     With ST’s high-quality power-amplifier ICs having contributed to Alpine’s Audio/Video/Navigation systems winning the Auto Sound Grand Prix, ST is now ramping production of the new power-amplifier ICs for the newest model at Alpine and other major Japanese car-audio makers.
•     Captured awards for high-content car body-control modules from several global Tier 1s.

Embedded Processing Solutions (EPS)

Microcontrollers, Memory and Security (MMS)
•     Increased STM32 design-in momentum with, among others, an automotive voice-recognition system at a Japanese OEM, and a display card at a world leader in digital security.
•     Began shipping high-end STM32 microcontrollers to a leading supplier of optical touch panels and touch-screen components.
•     Earned strong adoption of the ST31, a secure 32-bit MCU, in contact and contactless banking applications.
•     Ramped production of an embedded Secure Element for a high-end Smartphone at a key OEM.
•     Landed a win for the 64k dual-interface EEPROM in a home appliance with a major global OEM.
•     Captured design wins for Serial EEPROM for storing NFC parameters with several major Chinese cellular-phone manufacturers.
•     Announced NEC CASIO Mobile Communications is using ST NFC controller IC in the exciting G’zOne CA-201L smartphone.

Digital Convergence (DCG)
•     Earned several design wins for ASICs to be manufactured in 28nm FD-SOI technology.
•     Captured a significant design win for Orly in a home-gateway application for a large European manufacturer.
•     Won designs for high-end multimedia monitor controllers and DisplayPort transmitters for a 4kx2k project and for 24” daisy-chain monitors for a large global computer manufacturer.
•     Started shipments of Advanced HDMI to DisplayPort converters to a large Taiwanese manufacturer.
•     ST’s Orly system-on-chip (SoC) has been selected by Sumitomo Electric Networks, Inc., a major Japanese manufacturer for the advanced generation of smart IPTV set-top boxes from NTT Plala Inc., a leading service provider.

Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP)
•     Achieved volume deliveries to camera integrators of innovative image sensors using ST’s proprietary backside-illumination (BSI) technology and to a leading smart-phone manufacturer  of the matching high-performance digital-imaging-processing chip to support the unique imaging capabilities of some of their handsets.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST, adjusted net earnings, adjusted net earnings per share, free cash flow, net financial position and net financial position, adjusted to account for 50% investment in ST-Ericsson.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements, due to, among other factors:

• uncertain macro-economic and industry trends;
• customer demand and acceptance for the products which we design, manufacture and sell;
• unanticipated events or circumstances which may delay implementation as planned of the recently announced split up of ST-Ericsson as agreed with Ericsson;

• our ability to execute the planned reductions in our net operating expenses;
• the loading and the manufacturing performances of our production facilities;
• variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
• the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
• restructuring charges and associated cost savings that differ in amount or timing from our estimates;
• changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
• the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
• natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
• changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macro-economic or regional events, military conflict, social unrest or terrorist activities;
• availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations;

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the SEC on March 4, 2013. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On April 23, 2013, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the first quarter of 2013.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until May 3, 2013.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 158 077 785
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended

	(Unaudited)	(Unaudited)
	March 30,	March 31,
	2013	2012

Net sales	2,003	2,010
Other revenues	6	7
NET REVENUES	2,009	2,017
Cost of sales	(1,381)	(1,421)
GROSS PROFIT	628	596
Selling, general and administrative	(279)	(310)
Research and development	(533)	(633)
Other income and expenses, net	4	13
Impairment, restructuring charges and other related closure costs	(101)	(18)
Total Operating Expenses	(909)	(948)
OPERATING LOSS	(281)	(352)
Interest expense, net	(7)	(13)
Loss on equity-method investments	(13)	(7)
Gain on financial instruments, net	-	3
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(301)	(369)
Income tax benefit	4	34
NET LOSS	(297)	(335)
Net loss (income) attributable to noncontrolling interest	126	159
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(171)	(176)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.19)	(0.20)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.19)	(0.20)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	888.0	885.0

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	March 30,	December 31,	March 31,
In millions of U.S. dollars	2013	2012	2012
	(Unaudited)	Audited	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,718	2,250	2,059
Restricted cash	-	-	3
Short-term deposits	1	1	-
Marketable securities	187	238	154
Trade accounts receivable, net	1,025	1,005	971
Inventories	1,306	1,353	1,508
Deferred tax assets	141	137	170
Assets held for sale	37	-	22
Other current assets	501	518	589
Total current assets	4,916	5,502	5,476
Goodwill	140	141	1,064
Other intangible assets, net	208	213	608
Property, plant and equipment, net	3,275	3,481	3,826
Non-current deferred tax assets	439	414	371
Restricted cash	4	4	4
Long-term investments	110	119	116
Other non-current assets	540	560	420
	4,716	4,932	6,409
Total assets	9,632	10,434	11,885

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	250	630	1,076
Trade accounts payable	862	797	781
Other payables and accrued liabilities	997	942	987
Dividends payable to stockholders	-	89	-
Deferred tax liabilities	11	11	15
Accrued income tax	77	86	94
Total current liabilities	2,197	2,555	2,953
Long-term debt	647	671	366
Post-retirement benefit obligations	474	477	425
Long-term deferred tax liabilities	15	14	22
Other long-term liabilities	351	353	275
	1,487	1,515	1,088
Total liabilities	3,684	4,070	4,041
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 887,967,172 shares outstanding)	1,156	1,156	1,156
Capital surplus	2,559	2,555	2,550
Retained earnings	1,788	1,959	3,328
Accumulated other comprehensive income	673	794	837
Treasury stock	(239)	(239)	(271)
Total parent company stockholders' equity	5,937	6,225	7,600
Noncontrolling interest	11	139	244
Total equity	5,948	6,364	7,844
Total liabilities and equity	9,632	10,434	11,885

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2013	Q4 2012	Q1 2012

Net Cash from operating activities	66	252	250
Net Cash from (used in) investing activities	(81)	(107)	113
Net Cash from (used in) financing activities	(481)	406	(225)
Net Cash increase (decrease)	(532)	564	147

Selected Cash Flow Data (in US$ millions)	Q1 2013	Q4 2012	Q1 2012

Depreciation & amortization	237	272	288
Net payment for Capital expenditures	(111)	(78)	(125)
Dividends paid to stockholders	(89)	(89)	(88)
Change in inventories, net	30	143	46

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before, impairment, restructuring and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

Operating income (loss) before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before impairment,  restructuring and one-time items excluding 50% of ST-Ericsson operating income (loss) before impairment, restructuring and one-time items as consolidated by ST. Operating margin before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q1 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	628	(281)	(171)	(0.19)
Impairment & Restructuring		101	58
Estimated Income Tax Effect			(3)
Non-U.S GAAP	628	(180)	(116)	(0.13)

Q4 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	697	(730)	(428)	(0.48)
Impairment & Restructuring		588	307
Estimated Income Tax Effect			(1)
Income Tax at ST Ericsson			26
Non-U.S GAAP	697	(142)	(96)	(0.11)

Q1 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS (basic)
U.S. GAAP	596	(352)	(176)	(0.20)
Impairment & Restructuring		18	13
NXP Arbitration Award	53	54	56
Estimated Income Tax Effect			(13)
Non-U.S GAAP	649	(280)	(120)	(0.14)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	March 30, 2013	December 31, 2012	March 31, 2012
Cash and cash equivalents	1,718	2,250	2,059
Marketable securities	187	238	154
Short-term deposits	1	1	-
Restricted cash	-	-	3
Non-current restricted cash	4	4	4
Total financial resources	1,910	2,493	2,220
Short-term borrowings and current portion of long-term debt	(250)	(630)	(1,076)
Long-term debt	(647)	(671)	(366)
Total financial debt	(897)	(1,301)	(1,442)
Net financial position	1,013	1,192	778

Net financial position, adjusted to account for 50% investment in ST-Ericsson	1,096	1,192	1,267

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding proceeds from the sale of marketable securities. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q1 2013	Q4 2012	Q1 2012
Net cash from operating activities	66	252	250
Net cash from (used in) investing activities	(81)	(107)	113
Proceeds from sale of marketable securities	(50)	-	(265)
Free cash flow	(65)	145	98

--end--

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 23, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer